May 4, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention: Robert S. Littlepage and Joseph Cascarano

Re: Everbridge, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 24, 2023

File No. 001-37874

Dear Mr. Littlepage and Mr. Cascarano:

This letter sets forth the response of Everbridge, Inc. (the “Company”) to comments (the “Comments”) from the staff of the U.S. Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) relating to the Company’s Form 10-K for the year ended December 31, 2022 filed on February 24, 2023 (the "2022 Form 10-K") as set forth in the Staff’s letter dated April 27, 2023.

For your convenience, the Comments are repeated below in bold type, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022 Additional Supplemental Non-GAAP Financial Measures, page 75

1.
We note your Additional Supplemental Non-GAAP Financial Measures, specifically the reconciliation table of your GAAP to non-GAAP financial measures for the years ended December 31, 2022 through 2020. The reconciliation table appears to include most of the major captions of the consolidated statements of operations, which gives undue prominence to your Non-GAAP financial measures. Please revise your presentation to comply with Question 102.10(c) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. This comment also applies to the Reconciliation of GAAP measures to non-GAAP measures presented in the earnings release furnished with your Item 2.02 Form 8-K filed on February 22, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that it will revise the referenced disclosures in its future filings so that the reconciliation tables do not resemble a full non-GAAP income statement. The following reflects the revised presentation as applied to the 2022 Form 10-K and to the earnings release for the fourth quarter and full year ended December 31, 2022 furnished under Item 2.02 of the Company’s Form 8-K filed on February 22, 2023 (the “Q4 2022 Earnings Release”).

2022 Form 10-K Non-GAAP Reconciliation Revised Presentation:

The following table reconciles our GAAP gross profit to non-GAAP gross profit (in thousands):

	Year Ended December 31,
	2022	2021	2020
Gross profit	$296,958	$254,217	$188,113
Amortization of acquired intangibles	11,657	12,109	4,157
Stock-based compensation	5,468	3,678	2,966
2022 Strategic Realignment	953	—	—
Non-GAAP gross profit	$315,036	$270,004	$195,236

The following table reconciles our GAAP gross margin to non-GAAP gross margin(1):

	Year Ended December 31,
	2022	2021	2020
Gross margin	68.8%	69.0%	69.4%
Amortization of acquired intangibles margin	2.7%	3.3%	1.5%
Stock-based compensation margin	1.3%	1.0%	1.1%
2022 Strategic Realignment margin	0.2%	0.0%	0.0%
Non-GAAP gross margin	72.9%	73.3%	72.0%

(1) Columns may not add up due to rounding.

The following table reconciles our GAAP net loss to non-GAAP net income (loss) (in thousands):

	Year Ended December 31,
	2022	2021	2020
Net loss	$(61,174)	$(94,796)	$(93,396)
Amortization of acquired intangibles	42,982	40,459	20,136
Change in fair value of contingent consideration	(57)	(7,046)	3,665
Stock-based compensation	47,620	44,095	46,755
2022 Strategic Realignment	17,358	—	—
Accretion of interest on convertible senior notes	4,561	35,271	22,161
(Gain) loss on extinguishment of debt, capped call modification and change in fair value	(19,243)	(7,181)	446
Income tax adjustments	(1,151)	(1,278)	(669)
Non-GAAP net income (loss)	$30,896	$9,524	$(902)

Q4 2022 Earnings Release Non-GAAP Reconciliation Revised Presentation:

The following table reconciles our GAAP gross profit to non-GAAP gross profit (in thousands):

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2022	2021	2022	2021
Gross profit	$82,739	$71,867	$296,958	$254,217
Amortization of acquired intangibles	2,602	3,336	11,657	12,109
Stock-based compensation	1,350	587	5,468	3,678
2022 Strategic Realignment	259	—	953	—
Non-GAAP gross profit	$86,950	$75,790	$315,036	$270,004

The following table reconciles our GAAP gross margin to non-GAAP gross margin(1):

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2022	2021	2022	2021
Gross margin	70.6%	69.9%	68.8%	69.0%
Amortization of acquired intangibles margin	2.2%	3.2%	2.7%	3.3%
Stock-based compensation margin	1.2%	0.6%	1.3%	1.0%
2022 Strategic Realignment margin	0.2%	0.0%	0.2%	0.0%
Non-GAAP gross margin	74.2%	73.7%	72.9%	73.3%

(1) Columns may not add up due to rounding.

The following table reconciles our GAAP operating loss to non-GAAP operating income (loss) (in thousands):

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2022	2021	2022	2021
Operating loss	$(9,727)	$(11,506)	$(84,183)	$(76,249)
Amortization of acquired intangibles	9,854	11,635	42,982	40,459
Change in fair value of contingent consideration	—	—	(57)	(7,046)
Stock-based compensation	7,918	(1,536)	47,620	44,095
2022 Strategic Realignment	6,539	—	17,357	—
Non-GAAP operating income (loss)	$14,584	$(1,407)	$23,719	$1,259

The following table reconciles our GAAP net income (loss) to non-GAAP net income (loss) (in thousands):

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2022	2021	2022	2021
Net income (loss)	$16,161	$(10,508)	$(61,174)	$(94,796)
Amortization of acquired intangibles	9,854	11,635	42,982	40,459
Change in fair value of contingent consideration	—	—	(57)	(7,046)
Stock-based compensation	7,918	(1,536)	47,620	44,095
2022 Strategic Realignment	6,537	—	17,358	—
Accretion of interest on convertible senior notes	1,069	9,801	4,561	35,271
Gain on extinguishment of debt, capped call modification and change in fair value	(24,013)	(10,106)	(19,243)	(7,181)
Income tax adjustments	170	(1,348)	(1,151)	(1,278)
Non-GAAP net income (loss)	$17,696	$(2,062)	$30,896	$9,524

The following table presents our GAAP net income (loss) per share and non-GAAP net income (loss) per share:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2022	2021	2022	2021
Net income (loss) per share:
Basic	$0.40	$(0.27)	$(1.54)	$(2.50)
Diluted	$(0.15)	$(0.27)	$(1.76)	$(2.50)
Weighted-average common shares outstanding:
Basic	39,967,553	39,009,233	39,680,440	37,962,793
Diluted	45,338,189	39,009,233	45,583,459	37,962,793

Non-GAAP net income (loss) per share:
Basic	$0.44	$(0.05)	$0.78	$0.25
Diluted	$0.39	$(0.05)	$0.67	$0.21
Weighted-average common shares outstanding:
Basic	39,967,553	39,009,233	39,680,440	37,962,793
Diluted	45,592,690	39,009,233	45,867,120	45,001,908

In addition to the reconciliations included above, the Company expects to include the following reconciliations in future investor presentations that accompany the Company’s quarterly earnings conference calls. These presentations will be available on the Company's Investor Relations website.

The following reconciliation tables reflect the presentation as applied to the year ended December 31, 2022:

	Year Ended December 31,
	2022	2021	2020
Cost of revenue	$134,934	$114,216	$83,028
Amortization of acquired intangibles	(11,657)	(12,109)	(4,157)
Stock-based compensation	(5,468)	(3,678)	(2,966)
2022 Strategic Realignment	(953)	—	—
Non-GAAP cost of revenue	$116,856	$98,429	$75,905

	Year Ended December 31,
	2022	2021	2020
Sales and marketing	$173,621	$161,337	$123,330
Stock-based compensation	(15,917)	(15,936)	(15,836)
2022 Strategic Realignment	(1,053)	—	—
Non-GAAP sales and marketing	$156,651	$145,401	$107,494

	Year Ended December 31,
	2022	2021	2020
Research and development	$95,986	$81,647	$62,512
Stock-based compensation	(9,967)	(8,717)	(8,935)
2022 Strategic Realignment	(1,014)	—	—
Non-GAAP research and development	$85,005	$72,930	$53,577

	Year Ended December 31,
	2022	2021	2020
General and administrative	$99,365	$87,482	$74,485
Amortization of acquired intangibles	(31,325)	(28,350)	(15,979)
Change in fair value of contingent consideration	57	7,046	(3,665)
Stock-based compensation	(16,268)	(15,764)	(19,018)
2022 Strategic Realignment	(2,168)	—	—
Non-GAAP general and administrative	$49,661	$50,414	$35,823

	Year Ended December 31,
	2022	2021	2020
Total operating expenses	$381,141	$330,466	$260,327
Amortization of acquired intangibles	(31,325)	(28,350)	(15,979)
Change in fair value of contingent consideration	57	7,046	(3,665)
Stock-based compensation	(42,152)	(40,417)	(43,789)
2022 Strategic Realignment	(16,404)	—	—
Non-GAAP operating expenses	$291,317	$268,745	$196,894
2.
We also note you disclose Non-GAAP gross margin, a non-GAAP financial measure, without its most directly comparable GAAP financial measure, which is a GAAP gross profit margin. Please revise to disclose the most directly comparable GAAP financial measure with equal or greater prominence. This comment also applies to the Non-GAAP gross margin presented in the earnings release furnished with your Item 2.02 Form 8-K filed on February 22, 2023. Refer to Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that it provided GAAP gross profit margin with equal or greater prominence in the 2022 Form 10-K on page 70 in the table that sets forth the consolidated statements of operations as a percentage of revenue and in the Q4 2022 Earnings Release in the fourth line of the Consolidated Statement of Operations and Comprehensive Loss. However, for additional clarity, in future filings, the Company will also provide separate reconciliations of GAAP gross profit margin to Non-GAAP gross margin in the format set forth above.

******

If you should have any questions or further comments with respect to the Company’s response to the Comments, please do not hesitate to contact me.

Sincerely,

/s/ Patrick Brickley
Patrick Brickley
Executive Vice President and Chief Financial Officer